Exhibit 2

Shares held by Account
Jeff Beckett	3,404,929
Mackenzie Beckett UTMA MI	107,400
Jaimee Beckett UTMA MI	107,400
Jeffrey Beckett beneficiary of James Beckett IRA	120,500
Hayley Beckett & Jeffrey Beckett JT TEN	132,400
Total	3,872,629